[RAYMOND JAMES LETTERHEAD]

November 2, 2012

VIA EDGAR

Larry Greene, Senior Counsel

Division of Investment Management

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation
Registration Statement on Form N-2
File No. 333-184195

Dear Mr. Greene:

Acting on behalf of the several underwriters, we hereby join in the request of Stellus Capital Investment Corporation that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on November 7, 2012, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between October 23, 2012 and November 7, 2012, we distributed approximately 3,672 copies of the Preliminary Prospectus dated October 23, 2012, of which approximately 2,874 copies were distributed to other underwriters. The majority of these copies were distributed to investors, including individuals and institutions. Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Signature Page Follows

Very Truly Yours,

By: Raymond James & Associates, Inc.

       acting on behalf of the several underwriters

By: /s/ Larry M. Herman

Name: Larry M. Herman

Title: Managing Director